

Mail Stop 3561

August 10, 2006

Mr. Thomas P. Mac Mahon
Chairman of the Board, President and
Chief Executive Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

> **Re:** **Laboratory Corporation of America Holdings**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 28, 2006**
> **Forms 10-Q for the Fiscal Periods ended March 31 and June 30, 2006**
> **Filed May 4 and August 3, 2006**
> **File No. 1011353**

Dear Mr. Mac Mahon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2005 Form 10-K
Part II, Item 8 – Financial Statements, page 47

Note 1 - Summary of Significant Accounting Policies
Financial Statement Revision, page F-8

1.   We note that the previously filed financial statements appear to have been restated for
        the correction of an error regarding the classification of auction rate securities and
        variable rate demand notes. We note that no Item 4.02 8-K was filed relating to these
        restatements. Please tell us how you evaluated the requirements of Item 4.02 of Form
        8-K to determine that no filing was required.

Note 2, Business Acquisitions, page F-14

2.   Please revise to disclose all of the information required by paragraphs 51-55 of SFAS
        141 for the acquisitions of US LABS and Esoterix in 2005, or explain in detail why
        you believe these disclosures are not required.

Note 4 – Investments in Joint Venture Partnerships, page F-14

3.   It appears that summarized financial information including assets, liabilities, and
        results of operations for the company's investments in joint ventures should be
        presented as required by Section 210.4-08(g) of Regulation S-X. Please advise or
        revise.

Note 5 – Goodwill and Intangible Assets, page F-15

4.   Please disclose the weighted average amortization period for total intangible assets
        acquired in 2005, and each major class of intangible assets acquired in 2005, as
        specified in paragraph 44(a)(3) of SFAS 142, or explain the reasons these disclosures
        are not required.

Note 11 – Preferred Stock and Common Shareholders Equity, page F-18

5.   We note your disclosure regarding the potential liability to a bank under an overnight
        share repurchase agreement for 4.8 million common shares, depending upon the actual
        purchase price of these shares in future periods, and the related agreement to cap your
        exposure with respect to 2.4 million of the repurchased shares. Please tell us how you
        evaluated these agreements under paragraphs 12-32 of EITF 00-19 to determine that
        equity classification was appropriate.

Note 13 – Stock Compensation Plans, page F-21

6.   Please explain why your valuation assumption for the weighted average expected life of outstanding stock options changed from 7 years in fiscal 2003, to 3 years in 2004 and 2005, to 1.1 years in the first quarter of fiscal 2006. It is not clear what events or circumstances would have caused these reductions. We note that the weighted average useful life of all outstanding options was more than 7 years at December 31, 2005. To the extent that modifications in your stock compensation practices have resulted in shorter expected terms, disclose the material terms of each such modification.

Forms 10-Q for the Fiscal Periods Ended March 31, 2006 and June 30, 2006
Item 1 – Financial Statements
Note 3 – Stock Compensation Plans, page 8

7.   It appears that the effect of adopting SFAS 123R on income before taxes, cash flows from operations, and cash flows from financing activities should also be disclosed in Note 3, as required by paragraph 84. Please advise or revise.

Closing Comments

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. You may contact Maureen Bauer at 202-551-3237 or Carlton Tartar, Assistant Chief Accountant at 202-551-3387 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief
       Accountant
       Office of Emerging Growth
       Companies